FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

             For the month of February 1, 2007 to February 28, 2007



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................


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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: March 30, 2007




/s/ PM SMYTH
.........................................
(Signed by)
 P M SMYTH
Chief Executive






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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


             For the month of February 1, 2007 to February 28, 2007


672      Ucua Beryllium Project
673      Patersons Underwrite The Remaining March 31, 2007 Options
674      Quset Energy Middle East Update
675      Longonjo Sampling Programme Update
676      CityView Increases its Shareholding In Angolan Projects




















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                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com




The Manager
Company Announcements Office
Australian Securities Exchange
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000

                         ANGOLA: Ucua Beryllium Project

CityView is pleased to advise that its Ucua work program has commenced.

Murphy Geological Services has contracted to complete the structural interpretation of Landsat ETM+ imagery for the Ucua licence, and the image processing is now in process. Attached is the Scope of Work.

The Ucua licence covers an area of 1,358 square kilometres and hosts the Dande pegmatite complex, potentially an important source of beryllium

Dr Michael Smith FIMMM.C.Sci,C.Eg has advised CityView that: "The Ucua licence contains a world class pegmatite complex (beryllium): this metal is important in high temperature steels and in the control function of nuclear power plants: existing production is controlled by the governments of USA, China and Russia".

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com



February 8, 2007


The Manager
Company Announcements Office
Australian Securities Exchange
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000


                     PATERSONS TO UNDERWRITE THE EXERCISE OF
                        REMAINING MARCH 31, 2007 OPTIONS

In accordance with Listing Rule 3.11.3, the Company wishes to announce that Patersons Securities Limited is to underwrite the exercise of the remaining 78,524,061 March 31, 2007 options (ASX.CVIO) that were on the register on 7 February 2007. This will raise a further $6,281,925 in equity capital. The underwriter will receive an advisory fee of $20,000 and an underwriting commission of 5% on the amount underwritten.

The funds raised will be used for development of the Company's Angolan concessions, increasing its equity in Quest Middle East Limited, sourcing new opportunities in Indonesia and working capital.

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com



February 14, 2007



The Manager
Company Announcements Office
Australian Securities Exchange
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000


                        QUEST ENERGY MIDDLE EAST LIMITED

Attached is a report on the operations of Quest Energy Middle East Limited ("QEML"). QEML is developing two projects: the Rag-e-Safid oilfield and the Fars 942 MW gas turbine power plant. In addition QEML has a number of projects under negotiation including two gas pipeline contracts, Iran-Kuwait and Lekki in Nigeria.

It is projected that QEML will be generating a positive cash flow within three years. QEML is planning to float on the Dubai Stock Exchange next year.

CityView is seeking to increase its shareholding in QEML from its current 8.3% to a minimum of 20%.

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com



23 February 2007


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000




                       LONGONJO SAMPLING PROGRAMME UPDATE


CityView Corporation Limited has been advised by its on-site representative in Angola that the 1,500 rock and soil samples taken from the recent sampling programme at the Catabola/Caqueti area and the Longonjo Carbonatite area in the Longonjo licence have been air freighted to OMAC Laboratories Ireland for analysis.

Results from the OMAC Laboratories analysis are expected to start flowing through in March.

Attached are some photographs taken during the sampling programme.






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                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com



February 27, 2007



The Manager
Company Announcements Office
Australian Securities Exchange
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000


                       CITYVIEW INCREASES ITS SHAREHOLDING
                               IN ANGOLAN PROJECTS

CityView is pleased to announce that in accordance with the shareholders agreement between CityView and Petro African Energy plc and for the consideration of CityView covering the cost of the next phase of the work program, budgeted at US$130,000, CityView has increased its interest in both the Longonjo project and the Ucua beryllium project from 36.3% to 42.7%.

The Longonjo licence covers an area of 3,764 square kilometres, within the Congo Craton. The Ucua licence covers an area of 1,358 square kilometres and hosts the Dande Pegmatite complex.











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  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


             For the month of February 1, 2007 to February 28, 2007



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION